LEARNINGWIRE.COM

                           410 17th Street, Suite 1870
                             Denver, Colorado 80202
                                 (303) 592-1614



                                February 10, 2005


Kathryn McHale
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

      Re:   Learningwire.com
            Form SB-2
            SEC File No. 333-121072


      Learningwire.com requests that the effective date of the above captioned Registration Statement be accelerated to February 11, 2005, 10:00 a.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,

                                     /s/ Michael Grove

                                     Michael Grove
                                     Principal Financial Officer


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